12013455

***PUBLIC***

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 68513 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Achates Capital Advisors LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 Connecticut Avenue, NW, Suite 715
(No. and Street)

Washington, DC (City) (State) 20036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roger W. Mehle (202) 887-0552
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Steven G. Hirshenson, Chartered
(Name – *if individual, state last, first, middle name*)

50 W. Edmonston Drive #603 (Address) Rockville, (City) MD (State) 20852 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 22 2012
04 REGISTRATIONS BRANCH

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, Roger W. Mehle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Achates Capital Advisors LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

Roger W. Mehle
Signature

Chairman
Title

Celestine Chapman
Notary Public

CELESTINE CHAPMAN
Notary Public, District of Columbia
My Comm. Expires Oct 31, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# ACHATES CAPITAL ADVISORS LLC

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2011

ACHATES CAPITAL ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

| CONTENTS | PAGE |
|---|---|




STEVEN G. HIRSHENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT

*STEVEN G. HIRSHENSON*
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT
50 W. EDMONSTON DRIVE
SUITE 603
ROCKVILLE, MD 20852

TEL: 301-738-8803
FAX: 301-738-8599

## INDEPENDENT AUDITOR'S REPORT

To the Members
Achates Capital Advisors LLC
Washington, DC

We have audited the accompanying statement of financial condition of Achates Capital Advisors LLC (the Company) as of December 31, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Achates Capital Advisors LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

S.G. Hirshenson, Chartered

Steven G. Hirshenson, Chartered

February 9, 2012

ACHATES CAPITAL ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 16,391 |
| Prepaid expenses | | 212 |
| TOTAL ASSETS | $ | 16,603 |

LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---|
| Current Liabilities | | |
| Accounts payable and accrued expenses | $ | 6,496 |
| Member's Equity | | 10,107 |
| TOTAL LIABILITIES AND MEMBER'S EQUITY | $ | 16,603 |

SEE NOTES TO THE STATEMENT OF FINANCIAL CONDITION

ACHATES CAPITAL ADVISORS LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

## 1 - Nature of Business and Summary of Significant Accounting Policies

Achates Capital Advisors LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority.

The accounts of the Company are maintained and the financial statements are prepared on the accrual basis of accounting. The accounting and reporting policies of the Company conform to general practices within the brokerage industry.

Cash and cash equivalents consisted of a checking account and a deposit account with FINRA. For purposes of the statement of cash flows, the Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures at the date of the financial statements. Actual results could differ from the estimates made in the preparation of the financial statements.

## 2 - Income Taxes

The Company is organized as a Limited Liability Company and is therefore not a taxable entity. The members are taxed on their proportionate share of the Company's taxable income. Accordingly, no provision for Federal income taxes is included in the financial statements.

3 - Net Capital Requirements

As a broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $9,895, which was $4,895 in excess of its required net capital of $5,000. Its ratio of aggregate indebtedness to net capital was .6565 to 1.

4 - RELATED-PARTY TRANSACTIONS

The payment for most of the Company's operating expenses is advanced by a company controlled by its current sole member. Under an expense sharing arrangement, the related company bills the Company for 25% of certain specified costs incurred. These costs include such items as secretarial services, telephone and internet charges and rent (Note 5). Other expenses that relate directly to the Company that have been advanced are reimbursed in full.

5 - COMMITMENTS

The Company leased office space on a month to month basis in Washington D.C., under a sublease agreement with an entity controlled by one of its members. Rent expense for the year ended December 31, 2011, was $ 22,529. Effective February 2012, the Company jointly executed a five year lease with an annual base rent of $ 30,195. The entity controlled by the Company's sole member has also jointly executed the lease and has agreed to assume 75% of the rent and related charges under the new lease.